Filed Pursuant to Rule 433

Registration Statement (No. 333-238617-02)

June 7, 2022

PRICING TERM SHEET

(to Preliminary Prospectus Supplement dated June 7, 2022)

Issuer:	CenterPoint Energy Resources Corp.

Legal Format:	SEC Registered

Anticipated Ratings*:	A3 (stable) / BBB+ (stable) / A- (stable) (Moody’s / S&P / Fitch)

Security:	4.40% Senior Notes due 2032

Size:	$500,000,000

Maturity Date:	July 1, 2032

Interest Payment Dates:	Semi-annually in arrears on January 1 and July 1, commencing January 1, 2023

Coupon Rate:	4.40%

Price to Public:	99.908%

Benchmark Treasury:	2.875% due May 15, 2032

Benchmark Treasury Yield:	2.961%

Spread to Benchmark Treasury:	+145 basis points

Re-offer Yield:	4.411%

Optional Redemption:	Prior to April 1, 2032, greater of (1)(a) make-whole at a discount rate of the treasury rate plus 25 basis points (calculated to April 1, 2032), less (b) interest accrued to the date of redemption and (2) 100%, plus in either case, accrued and unpaid interest. On or after April 1, 2032, 100% plus accrued and unpaid interest.

Trade Date:	June 7, 2022

Expected Settlement Date:	June 9, 2022 (T+2)

CUSIP:	15189W AP5

Joint Book-Running Managers:	BofA Securities, Inc. Goldman Sachs & Co. LLC PNC Capital Markets LLC U.S. Bancorp Investments, Inc. Comerica Securities, Inc.
Co-Managers:	Bancroft Capital, LLC Siebert Williams Shank & Co., LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, PNC Capital Markets LLC toll-free at 1-855-881-0697 and U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.